# KYLE - TESTING THE WATERS


its not so bad

---

**Existing Posts: Instagram**

https://www.instagram.com/p/CZ2NiJcPx_2/


OPULOUS
It's Not So Bad
KYLE
S-NFT INCOMING
KYLE

https://www.instagram.com/p/CZSf9WnKH-_/



[instagram.com/p/CUcZI3CjR0y/](instagram.com/p/CUcZI3CjR0y/)


KYLE

[https://www.instagram.com/p/CcqgKK2PFKh/](https://www.instagram.com/p/CcqgKK2PFKh/)


SALE INCOMING
KYLE
It's Not So Bad
Sale Date: May 26th 2022

https://www.instagram.com/p/CdL_mZdungd/
**Script**
https://docs.google.com/document/d/1FBs1m6JljhAEghXPVWnnUIKMyvUfgU1t6M51RVVUiE0/edit?mode=html



https://www.instagram.com/p/CdOMToXNNpk/


OPULOUS
EARLY ACCESS
NFT SALE
KYLE
It's Not So Bad

https://www.instagram.com/p/CdZSw02ljpz/



https://www.instagram.com/p/Cdga_eFtOGT/


OPULOUS
EARLY ACCESS
OPEN NOW
NFT
KYLE
It's Not So Bad

https://www.instagram.com/p/CdlyxQrol3-/


SUPER
DUPER
WEEK!

https://www.instagram.com/p/CdoS3rtNpXV/


OPULOUS
SUPER
DUPER
WEEK!

https://www.instagram.com/p/CdtZwdyt6wc/


OPULOUS
$1000
IN OPUL TOKENS
GIVEAWAY

**Existing Posts: Twitter**

https://twitter.com/opulousapp/status/1467192371922280457


Opulous
@opulousapp

We are excited to announce @SuperDuperKyle joins #Opulous to release a FULL ALBUM as S-NFTs 🔥

S-NFT launch date coming soon!

Find out more ➡️ bit.ly/snft_season

#SNFTseason $OPUL $ALGO @joinrepublic

NEW MUSIC

6:01 PM · Dec 4, 2021 · Agorapulse app

https://twitter.com/opulousapp/status/1468643942942007305



https://twitter.com/opulousapp/status/1470815600574447620


TRIP TO
THE USA
TRIP TO
CHICAGO
TRIP TO
LONDON
YEAR-LONG

https://twitter.com/opulousapp/status/1474802309439889411


TRIP TO
THE USA
SEE KYLE PERFORM ON HIS I MISS YOU TOUR!

https://twitter.com/opulousapp/status/1487164077235490819


It's Not So Bad is OUT TODAY
What an amazing album by @superduperkyle, we've had it on loop all day!
Listen Here
The S-NFT sale for the entire album is coming soon!
$OPUL $ALGO

https://twitter.com/opulousapp/status/1487170180874752003



https://twitter.com/opulousapp/status/1487490694897967106



https://twitter.com/opulousapp/status/1492203829944803338


perDupe Kyle new album It's Not So
this album into S-NFTs, providing fans
pportunity to own a share of music
nnouncement ASAP
om/terms
$OPUL $ALGO #NFTs
It's Not So Bad
KYLE
S-NFT INCOMING
KYLE
Promote

https://twitter.com/opulousapp/status/1517576952433020928?s=20&t=7lH8K6t9ovI33oO3VS4qCg


NEW SALE INCOMING
#OPULSEASON $OPUL
KYLE
It's Not So Bad
Sale Date: May 20th 2022
Promote

https://twitter.com/opulousapp/status/1521939822574809089


Incoming TOMORROW
All key details for our upcoming full-album sale with
@SuperDuperKyle including early access
We cannot wait to share everything with the
#OPULFAM
#OPULSEASON $OPUL #NFTs

https://twitter.com/opulousapp/status/1522295038100873220

SCRIPT:

https://docs.google.com/document/d/1FBs1m6JIjhAEghXPVWnnUIKMyvUfgU1t6M51RVVUiE0/edit?mode=html



https://twitter.com/opulousapp/status/1522594298495213570


EARLY ACCESS
NFT SALE
KYLE
It's Not So Bad

https://twitter.com/opulousapp/status/1524465757555507206


I'll be dropping IT'S NOT SO BAD

https://twitter.com/opulousapp/status/1524788965248737281


KYLE

https://twitter.com/opulousapp/status/1525165787807358978


Opulous
Early access for our upcoming full-album #MFT sale with @superduperkyle is now open!
All winners of the competition have been contacted via email with instructions on how to invest
We are all making history together
#OPULSEASON $OPUL
OPULOUS
EARLY ACCESS OPEN NOW!
MFT
KYLE
It's Not So Bad

https://twitter.com/opulousapp/status/1525921811950608385

Opulous

❤️ STARTING FROM TOMORROW ❤️

To celebrate our upcoming full-album #MFT sale with @superduperkyle we're doing a week of amazing giveaways and challenges! 🔥

Who's ready for #SUPERDUPERWEEK 🥳

#OPULSEASON $OPUL


SUPER
DUPER
WEEK!

https://twitter.com/opulousapp/status/1526223446786572288

Opulous

Shoutout to everyone who's managed to get early access & reserved their @SuperDuperKyle 'It's Not So Bad' #MFTs 🔒

May 26th we all make history together 🎶🚀

More early access opportunities are coming this week. Are you ready? 😎

#OPULSEASON #SUPERDUPERWEEK $OPUL



https://twitter.com/opulousapp/status/1526273831219896320

Opulous

📣 IT'S #SUPERDUPERWEEK! 📣

We're just about to kick off a week of incredible competitions, huge giveaways and unmissable #Opulous content! 🚀

Find out more ➡️ bit.ly/superduperweek

Drop a ❤️ if you're excited!

$OPUL $ALGO


OPULOUS
SUPER
DUPER
WEEK!

Twitter Web App

View Tweet analytics

Promote

27 Retweets 3 Quote Tweets 113 Likes

https://twitter.com/opulousapp/status/1526286279947722753

Opulous
@opulousapp

❤️ SUPER DUPER CHALLENGE #1 ❤️

👉 Update your profile picture using the "It's Not So Bad" cover art
👉 RT and tag some friends in the comments

We'll be announcing 10 winners on Friday to share $1000 in $OPUL Tokens & Early Access to the sale! 🔥

#SUPERDUPERWEEK



https://twitter.com/opulousapp/status/1526571759897559043

Opulous
@opulousapp

Drop some 🔥🔥🔥 if you're ready for Super Duper Challenge #2!

#SUPERDUPERWEEK $OPUL



https://twitter.com/opulousapp/status/1526637062849437698

Opulous
@opulousapp

❤️ SUPER DUPER CHALLENGE #2 ❤️

How to enter:
🔥 Add $OPUL & #SUPERDUPERWEEK to your bio
🔥 Take a screenshot of your bio & share in the comments

10 winners announced Friday for a share of $1000 in $OPUL & early access!

Good luck! ❤️

#SUPERDUPERWEEK



OPULOUS
Add $OPUL &
#SUPERDUPERWEEK
to your bio
WIN a share of $1000 in OPUL tokens
AND Early Access!

7:03 PM · May 17, 2022 · Twitter Web App

https://twitter.com/opulousapp/status/1527017873155178497

Opulous

Happy Birthday @SuperDuperKyle 🥳

#OPULFAM drop Kyle a birthday message in the comments below 🔥👇

#SUPERDUPERWEEK



Promote

https://twitter.com/opulousapp/status/1526971709055696898


Opulous
SUPER DUPER CHALLENGE #3
We're giving 10 people a share of $1000 in $OPUL tokens + early access to our upcoming sale!
Follow @opulousapp
Like, Retweet and Tag 3 friends!
Winners will be announced on Friday 20th! Good luck!
#SUPERDUPERWEEK
OPULOUS
$1000
IN OPUL TOKENS
GIVEAWAY
Promote

---

**Upcoming Posts**

**Social Media Challenge - Spreading the word of Opulous**

**RATIO**

1080x1080
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**COPY**

SPREAD THE WORD + WIN!

**TWITTER CAPTION**

❤️ SUPER DUPER CHALLENGE #4 ❤️

This is your chance to win a share of $1000 in $OPUL + early access! 🔥

👉 Comment 'Check out @opulousapp #SUPERDUPERWEEK ❤️' on on someone else's post
👉 Retweet this post

Winners will be announced on Friday May 20th!

Good luck 🚀

**Social Media Post - TRACK OF THE DAY**

**TWITTER CAPTION**

🎶 #OpulousTrackOfTheDay 🎶

We're blasting 'Unreplaceable' by @superduperkyle at Opulous HQ! 🔥

Listen now ➡️ youtu.be/UjtLKgepTT4

Find out how YOU can invest in this track ⤵️
bit.ly/Opulous_Kyle

#OPULSEASON $OPUL

**INSTAGRAM CAPTION**

🎶 #OpulousTrackOfTheDay 🎶

We're blasting 'Unreplaceable' by @superduperkyle at Opulous HQ! 🔥

Listen now ➡️ youtu.be/UjtLKgepTT4

Find out how YOU can invest in this track via link in bio 🚀

#OPULSEASON #Opulous

**Interview with Kyle**

**TWITTER CAPTION**

🗣️ SUPER DUPER INTERVIEW 🗣️

We sat down with the legend himself @superduperkyle to talk all things independence, fan-ownership, #MFTs & MORE! 😎

Find out why we're teaming up and how together we're taking KYLE, fans and investors to the next level 🚀

Watch now ➡️ LINK TO VIDEO

#SUPERDUPERWEEK $OPUL

**INSTAGRAM CAPTION**

🗣️ SUPER DUPER INTERVIEW 🗣️

We sat down with the legend himself @superduperkyle to talk all things independence, fan-ownership, #MFTs & MORE! 😎

Find out why we're teaming up and how together we're taking KYLE, fans and investors to the next level 🚀

Watch now via link in bio!

#SUPERDUPERWEEK $OPUL

**Twitter Spaces with KYLE Announcement**

**TWITTER CAPTION**

Tonight we're going live on Twitter Spaces with @superduperkyle!

Set your reminder 👉 LINK TO SPACEs

We'll be splitting $1000 in $OPUL for the best questions. Drop them into the comments below 🔥⤵️

#SUPERDUPERWEEK

**SALE LIVE IN 1 HOUR POST**

**RATIO**

1080x1080
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**COPY**

SALE LIVE IN 1 HOUR

**TWITTER CAPTION**

Get ready, as our sale with @superduperkyle goes live in less then 1 HOUR! 🔥

Find out more 👉 wefunder.com/opulouskyle/

#OPULSEASON $OPUL

**INSTAGRAM CAPTION**

Get ready, as our sale with @superduperkyle goes live in less then 1 HOUR! 🔥

Find out more via the WeFunder link in bio! 🔗

#OPULSEASON $OPUL

**SALE IS LIVE Announcement**

**ASSET**

Script:
https://docs.google.com/document/u/1/d/1rl--r8cXCPHtYeUp3QURIYX5czFEIB9MCZ8VXcO9u3A/edit?mode=html&ouid=103837457335009885526&usp=docs_home&ths=true

**TWITTER CAPTION**

🚀 HERE WE GO! 🚀

We're excited to announce that our #MFT sale with @superduperkyle is live! 🎉

This is your chance invest into a full-album of music copyright 🤯

Get started 👉 wefunder.com/opulouskyle/

#OPULSEASON $OPUL

**INSTAGRAM CAPTION**

🚀 HERE WE GO! 🚀

We're excited to announce that our #MFT sale with @superduperkyle is live! 🎉

This is your chance invest into a full-album of music copyright 🤯

Get started via the WeFunder link in bio 🔗

#OPULSEASON $OPUL

**Social Media Post: You've secured your MFTs! So what's next?**

**RATIO**

1080x1080
1920x1080

**COPY**

BLOG

You've secured your MFTs! So what's next?

**TWITTER CAPTION**

Congratulations to everyone who managed to invest in our latest #MFT sale with @superduperkyle 🥳

Check out our blog where we've explained the next steps! ⤵️
LINK TO BLOG

#SUPERDUPERWEEK $OPUL

**INSTAGRAM CAPTION**

Congratulations to everyone who managed to invest in our latest #MFT sale with @superduperkyle 🥳

Check out our blog where we've explained the next steps! ⤵️
LINK TO BLOG

#SUPERDUPERWEEK $OPUL

# KYLE - Sale is Live - Video Brief

# KYLE - Sale is Live - Video Brief

# KYLE - Sale is Live - Video Brief

VISUAL: THREE CARDS (IMAGES) OF THE [illegible], EACH POPPING ONTO THE SCREEN
AUDIO:

VO: These NFTs will sell out fast. So go to [illegible] and invest now before it's too late.
CG: NFTS WILL SELL OUT FAST
SMALL PRINT: [illegible]
VISUAL: [illegible] logo / [illegible]
AUDIO:

VO: Welcome to the future of music. Brought to you by Opulous.
CG: WELCOME TO THE FUTURE OF MUSIC
Opulous logo

VISUAL: THREE CARDS (IMAGES) OF THE [illegible], EACH POPPING ONTO THE SCREEN
AUDIO:

VO: These NFTs will sell out fast. So go to [illegible] and invest now before it's too late.
CG: NFTS WILL SELL OUT FAST
SMALL PRINT: [illegible]
VISUAL: [illegible] logo / [illegible]
AUDIO:

VO: Welcome to the future of music. Brought to you by Opulous.
CG: WELCOME TO THE FUTURE OF MUSIC
Opulous logo

VISUAL: THREE CARDS (IMAGES) OF THE [illegible], EACH POPPING ONTO THE SCREEN
AUDIO:

VO: These NFTs will sell out fast. So go to [illegible] and invest now before it's too late.
CG: NFTS WILL SELL OUT FAST
SMALL PRINT: [illegible]
VISUAL: [illegible] logo / [illegible]
AUDIO:

VO: Welcome to the future of music. Brought to you by Opulous.
CG: WELCOME TO THE FUTURE OF MUSIC
Opulous logo

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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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